UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 Sharecom, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   81948R 20 4
                                 (CUSIP Number)


      Patrick D. Matthews, 433 Kitty Hawk Drive, Suite 226, Universal City,
        Texas 78148 (210) 658-4675 (Name, address and telephone number of person authorized to receive notices and communications)


                                November 29, 2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).








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                                  SCHEDULE 13D
CUSIP No. 739272 20-1                              Page 2 of 12 Pages including
exhibits
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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patrick D. Matthews ("Matthews")

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                      (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Matthews is a United States citizen and a resident of the State of Texas.

                           7)  SOLE VOTING POWER                      6,251,040
NUMBER OF
SHARES
                           ----------------------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                            0
OWNED BY
EACH
                           ----------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                          6,251,040
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                      0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,251,040

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65%

14)  TYPE OF REPORTING PERSON
IN








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Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Sharecom, Inc.  ("Common
Stock").  Sharecom, Inc. ("Sharecom") is a Nevada corporation with principal offices at 433 Kitty Hawk
Drive, Suite 226, Universal City, Texas 78148.

Item 2.  Identity and Background

(a)  This schedule is filed by Patrick D. Matthews, an individual ("Matthews").

(b)  The business address for Matthews is 433 Kitty Hawk Drive, Suite 226, Universal City, Texas 78148.

(c) Matthews is the President and CEO of Sharecom. Sharecom is the sole owner of Primary Business Systems L.L.C., a Texas Limited Liability Company ("Primary") Matthews also serves as the President of Primary, which is a licensed professional employer organization that provides a comprehensive Personnel Management System to small and medium sized businesses in selected markets, which system encompasses a broad range of services, including benefits and payroll administration, health and worker's compensation insurance programs, personnel records management, employer liability management and training, and development services.

(d) Matthews has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, Matthews has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Matthews is a United States citizen and a resident of the State of Texas.

Item 3.  Source and Amount of Funds or Other Consideration

         The 6,251,040 shares that are the impetus for filing this schedule were acquired by Matthews as follows: 157,449 shares were distributed to Mathews by Primary Business Systems, L.L.C. on November 29, 2002 as part of a pro-rata distribution to its shareholders of Sharecom shares owned by Primary Business Systems, L.L.C. 2,453,593 shares were acquired from Sharecom on November 29, 2002 in exchange for Matthews' 91% interest in Primary Business Systems L.L.C. On December 3, 2002, Matthews received 3,639,998 shares for his past services to Primary Business Systems L.L.C.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Sharecom. Matthews is the President and CEO of Sharecom and serves as President of Primary, Sharecom's wholly owned subsidiary.

         Matthews has no current plans to purchase additional shares or to dispose of any of his shares in Sharecom, Inc.

         Matthews obtained his Sharecom shares for investment purposes and has no current plans to purchase additional shares or to dispose of any of his shares in Sharecom.

         Matthews obtained his shares, in part, as part of the acquisition by Sharecom of Primary Business


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Systems L.L.C., a Texas Limited Liability Company; in part in a distribution of Sharecom shares by Primary
Business Systems, L.L.C. to its shareholders; and in part as compensation for past services to Sharecom and its subsidiary, Primary Business Systems, L.L.C.  Following Sharecom's acquisition of Primary, Patrick D.
Matthews, His wife, Connie L. Matthews, and Amanda M. Sinclair, the former stockholders of Primary, were elected to the Board of Directors of Sharecom.  Following their election, Dan Davis resigned as a Director of Sharecom.  Sharecom's Board of Directors now consists of Patrick D. Matthews, Connie L. Matthews, and Amanda M. Sinclair.  Mr. Matthews serves as Sharecom's President and CEO.  Ms. Sinclair serves as
Sharecom's Secretary and Treasurer.  Mr. Matthews is not aware of any additional current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, any additional change in the directors or management of the corporation or change its capitalization or dividend policies, involve any additional change in the corporation's business or corporate structure or change the status of the common stock of the corporation. There is a pending proposal to amend the corporate charter to change the name of the corporation to "Primary Business Systems,
Inc. "

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of the class of securities, identified pursuant to Item 1, owned by Matthews is 6,251,040. The percentage of the class of securities, identified pursuant to Item 1,owned by Matthews is 65%.

(b) For Matthews the number of shares as to which there is sole power to vote or to direct the vote is 6,251,040, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 6,251,040, the number of shares with shared power to dispose or to direct the disposition is 0. Matthews serves as President, CEO, and a Director of Sharecom.

(C)) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.

         5,772,264 of the shares owned by Matthews are being held in escrow by attorney Edward T. Wells, a member of the bar of the State of Utah, as security to secure the payment of amounts due under the Stock Purchase Agreement dated September 27, 2002 between Pine Services, Inc. and Primary Business Systems, L.L.C. (Exhibit C). Matthews has full power to vote the shares while they remain in escrow.

Item 7.  Material to Be Filed as Exhibits. *

         A.       Stock Acquisition Agreement dated November 29, 2002, between Patrick D. Matthews;
                  Connie L. Matthews; and Amanda M. Sinclair; the shareholders of Primary Business
                  Systems L.L.C., a Texas Limited Liability Corporation ("Shareholders"); and the Company.
         B.       Addendum to Stock Purchase Agreement dated September 27, 2002.
         C.       Stock Purchase Agreement dated September 27, 2002.

* Documents are incorporated by reference from Form 8-K of Sharecom, Inc. dated December 13, 2002





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:__12/13/02_____
     ---------------            /s/ Patrick D. Matthews------------------------
                               Patrick D. Matthews


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See
18 U.S.C.  1061).

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